Filed Pursuant to Rule 433

Registration Nos. 333-191268 and 333-193399

Issuer Free Writing Prospectus dated January 16, 2014 updating the Preliminary Prospectus dated January 6, 2014 and

the Issuer Free Writing Prospectus dated January 13, 2014

CHC GROUP LTD.

This free writing prospectus relates only to the initial public offering of ordinary shares of CHC Group Ltd. and should be read together with the preliminary prospectus dated January 6, 2014 related to this offering (the “Preliminary Prospectus”), included in Amendment No. 4 to the Registration Statement on Form S-1 (File No. 333-191268, the “Registration Statement”) and the issuer free writing prospectus dated January 13, 2014 (the “January 13, 2014 FWP”) relating to these securities. On January 16, 2014, CHC filed Amendment No. 8 to the Registration Statement (“Amendment No. 8”), which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1586300/000119312514013147/0001193125-14-013147-index.htm, as well as the Registration Statement on Form S-1MEF (File No. 333-193399) relating to the sale of up to an additional 1,826,000 ordinary shares, which may be accessed through the following link: http://www.sec.gov/Archives/edgar/data/1586300/000119312514013560/d661903ds1mef.htm

You should read the entire Preliminary Prospectus carefully, especially the “Risk Factors” section and the financial statements and related notes, together with the January 13, 2014 FWP and this free writing prospectus, before deciding to invest in these securities. The following information supplements, updates and replaces the corresponding information contained throughout the Preliminary Prospectus and the January 13, 2014 FWP, including the corresponding information in the other sections of the Preliminary Prospectus and the January 2013, 2014 FWP, primarily to reflect an increase of our ordinary shares offered to 31,000,000, an increase of the underwriters option to purchase additional ordinary shares to up to 4,650,000, a decrease in the price of our initial public offering to $10.00 per share and certain other changes. In the Preliminary Prospectus as supplemented by the January 13, 2014 FWP, we proposed to offer 29,412,000 of shares at an estimated price range of between $16.00 and $18.00 per share. In Amendment No. 8, we proposed to offer the same number of shares at an estimated price range of between $12.00 and $14.00 per share. Unless the context indicates otherwise, as used in this free writing prospectus, the terms “CHC,” “we,” “us” and “our” are used in the manner described in the Preliminary Prospectus and the January 13, 2014 FWP.

Revised offering information:

The information relating to the terms of the offering in the Preliminary Prospectus and the January 13, 2014 FWP is revised as follows:

Ordinary shares offered by us	31,000,000 ordinary shares (or 35,650,000 ordinary shares if the underwriters exercise their options to purchase additional ordinary shares in full).

Public offering price	$10.00 per share.

Ordinary shares to be outstanding immediately after this offering	77,519,484 ordinary shares (or 82,169,484 ordinary shares if the underwriters exercise their option to purchase additional ordinary shares in full).

Use of proceeds	We estimate that our net proceeds from the sale of the ordinary shares that we are offering will be approximately $285.3 million based on our initial public offering price of $10.00 per share, and after deducting underwriting discounts and estimated offering expenses of $24.7 million payable by us. We intend to use approximately $134.0 million of the net proceeds from this offering to redeem 10% of the aggregate principal amount of our senior secured notes at 103% of the principal amount, plus accrued and unpaid interest, if any, and the remaining net proceeds, together with cash then on hand, to repay borrowings under our existing senior secured revolving credit facility and, if any, for general corporate purposes. As of the date of this prospectus, we had $225.0 million outstanding under our existing senior secured revolving credit facility. See “Use of Proceeds.”

Ownership in CHC Group of funds affiliated with First Reserve	Immediately following the completion of this offering, funds affiliated with First Reserve will own an approximate 58.5% indirect economic and voting interest (or 55.3% if the underwriters exercise their options to purchase additional ordinary shares in full) in CHC Group Ltd. through CHC Cayman. CHC Cayman’s ownership percentages after the offering do not take into account Founders’ Grants and First Annual Awards to be issued to our officers under the 2013 Incentive Plan, as set forth in “Executive Compensation—Proposed Compensation—IPO Date Equity-Based Awards,” and other shares to be issued to them as a result of their acceptance of the exchange offer referenced in “Executive Compensation—Proposed Compensation—Conversion of Existing Long-Term Incentives in CHC Cayman.”

Conflicts of Interest (with corresponding changes in the section entitled “Underwriting (Conflicts of Interest)–Conflicts of Interest”)	Affiliates of HSBC Securities (USA) Inc., RBC Capital Markets, LLC, UBS Securities LLC and Wells Fargo Securities, LLC will receive 5% or more of the net proceeds of this offering by reason of the repayment of a portion of the outstanding indebtedness under our existing senior secured revolving credit facility. Accordingly, HSBC Securities (USA) Inc., RBC Capital Markets, LLC, UBS Securities LLC and Wells Fargo Securities, LLC will be deemed to have a “conflict of interest” within the meaning of Rule 5121 of the Financial Industry Regulatory Authority, Inc. (“FINRA”) and this offering will be conducted pursuant to the requirements of that rule. Rule 5121 requires that a “qualified independent underwriter” as defined in Rule 5121(f)(12) participate in the preparation of this registration statement and exercise its usual standard of due diligence with respect thereto. Barclays Capital Inc. has agreed to act as qualified independent underwriter for this offering. We have agreed to indemnify Barclays Capital Inc. for certain liabilities, including liabilities under the Securities Act of 1933, as amended (the “Securities Act”). Pursuant to Rule 5121(c), none of HSBC Securities (USA) Inc., RBC Capital Markets, LLC, UBS Securities LLC or Wells Fargo Securities, LLC, or any other underwriter that has a conflict of interest pursuant to Rule 5121, is permitted to confirm sales to any account over which they exercise discretionary authority without the specific written approval of the accountholder. See “Underwriting (Conflicts of Interest).”

Summary Historical Consolidated Financial Data (with corresponding changes in the section entitled “Selected Consolidated and Other Financial Data”)

The following table shows our summary historical consolidated financial data, for the periods and as of the dates indicated. The summary statement of operations and cash flow data for the years ended April 30, 2011, 2012 and 2013 and the balance sheet data as of April 30, 2012 and 2013 are derived from our audited consolidated financial statements and related notes for the respective periods included elsewhere in this prospectus. The balance sheet data as of April 30, 2011 are derived from our unaudited consolidated financial statements, not included in this prospectus.

The summary statement of operations and cash flow data for the six months ended October 31, 2012 and 2013 and balance sheet data as of October 31, 2013 are derived from our unaudited interim consolidated financial statements and related notes for the respective periods included elsewhere in this prospectus. The balance sheet data as of October 31, 2012 are derived from our unaudited interim consolidated financial statements for the period not included in this prospectus. The October 31, 2012 unaudited interim consolidated balance sheet has not been reviewed by our independent registered accounting firm. In the opinion of management, our unaudited interim consolidated financial data reflects all adjustments (consisting of normal and recurring adjustments) considered necessary to fairly present our financial position for the periods presented. The results of operations for the six month periods are not necessarily indicative of the results that may be expected for the full year.

The summary financial data presented below is qualified in its entirety by reference to, and should be read in conjunction with the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As at and for the year ended April 30,			As at and for the six months ended October 31,
	2011	2012	2013	2012	2013
	(in thousands of U.S. dollars)
Operating data:
Revenue:
Operating revenue	$1,321,036	$1,525,795	$1,578,309	$779,790	$776,276
Reimbursable revenue	124,424	166,744	165,538	83,065	82,027

Total revenue	1,445,460	1,692,539	1,743,847	862,855	858,303
Direct costs(i)	(1,047,532)	(1,205,740)	(1,190,101)	(600,257)	(604,455)
Earnings from equity accounted investees	2,159	2,844	4,718	1,837	3,918
General and administration costs	(64,867)	(70,108)	(74,113)	(37,570)	(38,657)

Adjusted EBITDAR(ii)	335,220	419,535	484,351	226,865	219,109
Helicopter lease and associated costs(i)	(164,828)	(176,685)	(201,736)	(97,227)	(110,445)
Depreciation	(99,625)	(112,967)	(131,926)	(55,945)	(70,751)
Restructuring costs	(4,751)	(22,511)	(10,976)	(3,727)	—
Asset impairments(iii)	(29,403)	(17,651)	(29,981)	(16,405)	(23,014)
Gain (loss) on disposal of assets	7,193	8,169	(15,483)	(4,617)	(4,421)

Operating income	43,806	97,890	94,249	48,944	10,478
Financing charges(iv)	(140,565)	(129,778)	(157,311)	(68,290)	(86,642)

Loss from continuing operations before income tax	(96,759)	(31,888)	(63,062)	(19,346)	(76,164)
Income tax recovery (expense)	32,833	(48,225)	(54,452)	(6,303)	(10,800)

Loss from continuing operations	(63,926)	(80,113)	(117,514)	(25,649)	(86,964)
Earnings (loss) from discontinued operations, net of tax	(3,202)	(16,107)	1,025	812	—

Net loss	$(67,128)	$(96,220)	$(116,489)	$(24,837)	$(86,964)

Net earnings (loss) attributable to:
Net loss attributable to controlling interest	$(72,197)	$(108,642)	$(119,436)	$(26,185)	$(89,321)
Net earnings attributable to non-controlling interest	5,069	12,422	2,947	1,348	2,357

Net loss	$(67,128)	$(96,220)	$(116,489)	$(24,837)	$(86,964)

Net loss per ordinary share attributable to controlling interest—basic and diluted:
Continuing operations	(1.57)	(2.05)	(2.59)	(0.58)	(1.92)
Discontinued operations	(0.07)	(0.35)	0.02	0.02	—
Net loss per ordinary share	(1.64)	(2.40)	(2.57)	(0.56)	(1.92)
Weighted average number of ordinary stock outstanding—basic and diluted	44,019,484	45,198,936	46,519,484	46,519,484	46,519,484
Pro forma net loss per ordinary share attributable to controlling interest—basic and diluted:
Net loss per ordinary share (v)			$(1.39)		$(1.07)
Pro forma weighted average number of ordinary stock outstanding – basic and diluted (vi)			77,519,484		77,519,484
Balance sheet data:
Cash and cash equivalents	$69,020	$55,639	$123,801	$68,935	$84,189
Total assets	2,790,236	2,717,143	2,893,768	2,810,210	2,890,030
Total long-term debt and capital lease obligations(vii)	1,291,486	1,287,080	1,477,225	1,415,543	1,665,279
Total liabilities	2,041,535	2,054,558	2,388,349	2,180,778	2,489,747
Capital stock	5	5	5	5	5
Shareholders’ equity	745,614	660,910	513,681	624,923	407,460
Other financial information:
Adjusted EBITDAR margin(ii)	25%	27%	31%	29%	28%
Adjusted net loss(viii)	$(53,459)	$(83,177)	$(59,237)	$(4,102)	$(56,966)
HE Rate(ix)	$6,842	$8,034	$8,730	$4,413	$4,292

(i)	Direct costs above excludes helicopter lease and associated costs. These costs are combined in the consolidated statement of operations, which are included in the unaudited interim consolidated financial statements and the audited annual consolidated financial statements included elsewhere in this prospectus.
(ii)	Adjusted EBITDAR is a non-GAAP measure that is defined as earnings (loss) before interest, taxes, depreciation, amortization and helicopter lease and associated costs or total revenue plus earnings from equity accounted investees, less direct costs excluding helicopter lease and associated costs less general and administration costs. Adjusted EBITDAR also excludes restructuring costs, asset impairments, gain (loss) on disposal of assets and goodwill impairment, if any. These items are significant components to understanding and assessing financial performance and liquidity. Adjusted EBITDAR margin is calculated as Adjusted EBITDAR divided by total revenue less reimbursable revenue. Cost reimbursements from customers are recorded as reimbursable revenue with the related reimbursement expense in direct costs. See our “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Financial and Operating Metrics” for a further discussion of this non-GAAP measure. Additional information about our Adjusted EBITDAR, including a reconciliation of this measure to our operating income, is also provided in Note 19 of our unaudited interim consolidated financial statements for the six months ended October 31, 2012 and 2013 and Note 27 of our audited annual consolidated financial statements for the years ended April 30, 2011, 2012 and 2013, each of which are included elsewhere in this prospectus. See below for our calculation of Adjusted EBITDAR Margin.

	For the years ended April 30,			For the six months ended October 31,
	2011	2012	2013	2012	2013
Adjusted EBITDAR	$335,220	$419,535	$484,351	$226,865	$219,109

Total revenues less reimbursable revenue	$1,321,036	$1,525,795	$1,578,309	$779,790	$776,276
Adjusted EBITDAR Margin	25%	27%	31%	29%	28%

(iii)	Asset impairments includes impairment of assets held for sale, impairment of assets held for use, impairment of receivables and residual value guarantees and impairment of intangible assets if any.
(iv)	Financing charges includes interest on long-term debt, foreign exchange gain (loss) and other financing charges (income). Other financing charges includes amortization of deferred financing costs, net gain (loss) on the fair value of derivative financial instruments, interest income and expense and the other items set forth in Note 10 to our unaudited interim consolidated financial statements for the six months ended October 31, 2012 and 2013 and Note 16 to our audited annual consolidated financial statements for the years ended April 30, 2011, 2012 and 2013, each of which are included elsewhere in this prospectus.
(v)	Pro forma net loss per ordinary share gives effect to the application of the net proceeds of this offering to redeem 10% of the aggregate principal amount of our senior secured notes at 103% of the principal amount totaling $134.0 million, plus accrued and unpaid interest, if any, as if this transaction occurred on May 1, 2012 and has reduced the interest expense by $11.3 million and $6.1 million for the fiscal year and interim periods, respectively.
(vi)	Pro forma weighted average number of ordinary stock outstanding gives effect to the issuance of 31,000,000 ordinary shares in this offering attributable to the redemption of 10% of the aggregate principal amount of our senior secured notes at 103% of the principal amount totaling $134.0 million, plus accrued and unpaid interest, if any, and to repay borrowings of $225.0 million under our existing senior secured revolving credit facility as if the offering and these transactions had occurred on May 1, 2012 for the fiscal year and interim periods, respectively (excluding the additional 4,650,000 ordinary shares that may be issued by us in this offering pursuant to the underwriters’ option to purchase additional ordinary shares).
(vii)	Total long-term debt and capital lease obligations is presented net of the discount and includes the premium on our senior notes and excludes a facility secured by accounts receivables. As of October 31, 2013, the facility secured by accounts receivables had a balance of $43.4 million. See Note 2(a)(ii) to our unaudited interim consolidated financial statements for the six months ended October 31, 2012 and 2013 and Note 4(a)(ii) to our audited annual consolidated financial statements, each of which are included elsewhere in this prospectus.
(viii)	Adjusted net loss is a non-GAAP measure that has not been prepared in accordance with GAAP, and has not been audited or reviewed by our independent auditors. This financial measure is therefore considered a non-GAAP financial measure. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Summary Results of Operations” for a discussion of this non-GAAP financial measure. A description of the adjustments to and reconciliations of this non-GAAP financial measure to the most comparable GAAP financial measure is as follows:

	For the years ended April 30,			For the six months ended October 31,
	2011	2012	2013	2012	2013
Adjusted net loss	$(53,459)	$(83,177)	$(59,237)	$(4,102)	$(56,966)
Asset impairments	(29,403)	(17,651)	(29,981)	(16,405)	(23,014)
Gain (loss) on disposal of assets	7,193	8,169	(15,483)	(4,617)	(4,421)
Foreign exchange gain (loss)	17,891	1,819	(11,383)	3,251	(12,903)
Unrealized gain (loss) on derivatives	(9,350)	(5,380)	(405)	(2,964)	10,340

Net loss	$(67,128)	$(96,220)	$(116,489)	$(24,837)	$(86,964)

(ix)	HE Rate is the third-party operating revenue from the Helicopter Services segment excluding reimbursable revenue divided by a weighted average factor corresponding to the number of heavy and medium helicopters in our fleet. Our heavy and medium helicopters, including owned and leased, are weighted as 100% and 50%, respectively, to arrive at a single HE count, excluding helicopters expected to be retired from our fleet. See below for our calculation of this non-GAAP measure and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a further discussion of this non-GAAP measure.

	For the years ended April 30,			For the six months ended October 31,
	2011	2012	2013	2012	2013
Helicopter Services total external revenue	$1,316,238	$1,526,060	$1,603,403	$795,821	$795,365
Less: Reimbursable revenues	(124,424)	(166,744)	(165,538)	(83,065)	(82,027)

Helicopter Services operating revenue	$1,191,814	$1,359,316	$1,437,865	$712,756	$713,338

Heavy Equivalent (HE)	174.2	169.2	164.7	161.5	166.2
HE Rate	$6,842	$8,034	$8,730	$4,413	$4,292

Use of Proceeds

We estimate that the net proceeds we receive from this offering, after deducting underwriting discounts and estimated offering expenses of $24.7 million payable by us in connection with the offering, will be approximately $285.3 million, or approximately $329.4 million if the underwriters exercise in full their right to purchase additional ordinary shares from us, based on our initial public offering price of $10.00 per share.

We intend to use approximately $134.0 million of the net proceeds from this offering to redeem 10% of the aggregate principal amount of our senior secured notes at 103% of the principal amount, plus accrued and unpaid interest, if any, a portion of the net proceeds, together with cash then on hand, to repay borrowings under our existing senior secured revolving credit facility of $225.0 million and the remaining net proceeds, if any, for general corporate purposes. The senior secured notes bear interest at an annual rate of 9.25%, with semi-annual interest payments due on April 15 and October 15, and mature on October 15, 2020.

As of October 31, 2013, we had $15.0 million of borrowings outstanding under our existing senior secured revolving credit facility and $53.4 million of letters of credit were issued and outstanding under such credit facility. Subsequent to October 31, 2013, the borrowings under our existing senior secured revolving credit facility increased from $15.0 million by $210.0 million to $225.0 million as of the date of this prospectus. This indebtedness had a weighted average interest rate of 7.25% as of October 31, 2013. Our existing senior secured revolving credit facility matures in 2015. We intend to enter into a new senior secured revolving credit facility concurrently with the consummation of this offering. See “Description of Indebtedness.”

Affiliates of certain of the underwriters hold a portion of our indebtedness being repaid and as a result, may receive a portion of the proceeds from this offering. See “Underwriting (Conflicts of Interest).”

Capitalization

The following table sets forth our cash, cash equivalents and marketable securities as of October 31, 2013:

•	on an actual basis; and

•	on an as adjusted basis giving effect to (1) the share capital restructuring transactions and (2) this offering and the application of the proceeds therefrom as described in “Use of Proceeds.”

You should read this table in conjunction with the sections entitled “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Indebtedness” and “Description of Share Capital” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	October 31, 2013
	Actual	As Adjusted
	(in thousands, except share and per share data)
Cash and cash equivalents(i)	$84,189	$10,560

Indebtedness:
Senior secured revolving credit facility(i)	$15,000	$—
Senior secured notes(ii)	1,300,000	1,170,000
Senior unsecured notes(iii)	300,000	300,000
Other long-term obligations	62,378	62,378

Total indebtedness(i)	1,677,378	1,532,378

Shareholders’ equity:
Ordinary shares, $0.0001 par value per share; 1,500,000,000 shares to be authorized, 46,519,484 shares to be issued and outstanding, actual; 77,519,484 shares to be issued and outstanding, on an as adjusted basis	5	8
Preferred Shares, $0.0001 par value per share; 500,000,000 shares authorized, no shares issued and outstanding, actual; 500,000,000 shares authorized, no shares issued and outstanding, on an as adjusted basis	—	—
Contributed surplus	1,696,295	1,981,563
Accumulated other comprehensive loss	(106,964)	(106,964)
Deficit(iv)	(1,181,876)	(1,189,644)

Total shareholder’s equity(v)	407,460	684,963

Total capitalization	$2,084,838	$2,217,341

(i)	As of October 31, 2013, we had $15 million of borrowings outstanding under our existing senior secured revolving credit facility and $53.4 million of letters of credit were issued and outstanding under such credit facility. Subsequent to October 31, 2013, the borrowings under our existing senior secured revolving credit facility increased by $210 million from $15 million to $225 million as of the date of this prospectus. As of December 31, 2013, after giving effect to the increase in borrowings under our existing senior secured revolving credit facility as of such date, our total indebtedness had increased by approximately $245 million from $1,677 million to $1,922 million.

Subsequent to October 31, 2013, our cash and cash equivalents also increased by approximately $182 million from $84 million to $266 million as of December 31, 2013.

The $11 million of cash and cash equivalents in the as adjusted column above gives effect to the use of net proceeds from this offering, together with cash on hand, for the repayment of $225 million of outstanding borrowings under our existing senior secured revolving credit facility (including the $210 million drawn subsequent to October 31, 2013), but does not give effect to the increase of $182 million in our cash and cash equivalents as of December 31, 2013.

(ii)	Represents the aggregate principal amount of the senior secured notes issued and outstanding.
(iii)	Represents the aggregate principal amount of the senior unsecured notes issued and outstanding.
(iv)	The deficit is adjusted for the loss on extinguishment of $7.8 million related to the redemption of $130.0 million of senior secured notes. The loss on extinguishment is comprised of the redemption premium, the unamortized deferred financing costs and the original issuance discount and premium.
(v)	If the underwriters’ option to purchase additional ordinary shares is exercised in full, the as adjusted amount of each of cash and cash equivalents, additional paid-in capital, total shareholder’s equity and total capitalization would increase by approximately $44.1 million, after deducting underwriting discounts and estimated expenses, and we would have 82,169,484 ordinary shares issued and outstanding, as adjusted.

The table above excludes the following ordinary shares:

•	7,500,000 ordinary shares issuable pursuant to the 2013 Incentive Plan; and

•	2,812,015 ordinary shares issuable pursuant to the 2013 ESPP.

See “Executive Compensation—Proposed Compensation—IPO Date Equity-Based Awards” and “Executive Compensation—Proposed Compensation—Conversion of Existing Long-Term Incentives in 6922767 Holding (Cayman) Inc.”

Dilution

If you invest in our ordinary shares, your interest will be diluted to the extent of the difference between the initial public offering price per share of our ordinary shares and the as adjusted net tangible book value per share of our ordinary shares immediately after the completion of this offering.

The as adjusted net tangible book value of our ordinary shares as of October 31, 2013 was approximately $(216.2) million, or $(4.65) per share. Adjusted net tangible book value per share represents our total tangible assets less our total tangible liabilities, divided by the number of outstanding ordinary shares.

After giving effect to the share capital restructuring transactions and receipt of the net proceeds from our sale of ordinary shares based on the public offering price of $10.00 per share, after deducting the underwriting discounts and estimated expenses payable by us, and the application of the net proceeds from this offering to repay certain of our outstanding indebtedness, as described under “Use of Proceeds,” our as adjusted net tangible book value as of October 31, 2013 would have been approximately $61.3 million, or $0.79 per share. This represents an immediate increase in pro forma as adjusted net tangible book value of $5.44 per share to our existing shareholders and an immediate dilution of $9.21 per share to investors purchasing ordinary shares in this offering.

The following table illustrates this dilution per share of our ordinary shares to new investors:

Initial public offering price per share	$10.00
Historical net tangible book value per share as of October 31, 2013	(4.65)
Increase in pro forma net tangible book value per share attributable to new investors purchasing shares in this offering	5.44

As adjusted net tangible book value per share after giving effect to this offering and the use of proceeds therefrom	0.79

Dilution in pro forma net tangible book value per share to new investors in this offering	$9.21

If the underwriters’ option to purchase additional shares is exercised in full, the following will occur:

•	the number of ordinary shares purchased by investors in this offering will increase to 35,650,000 ordinary shares, or approximately 43.4% of the total number of ordinary shares outstanding; and

•	the immediate dilution experienced by investors in this offering will be $8.72 per share and the as adjusted net tangible book value per share will be $1.28 per share.

To the extent that any outstanding options are exercised, new options are issued under our stock-based compensation plans or we issue additional shares of ordinary shares in the future, there will be further dilution to investors participating in this offering. We have no outstanding options under our 2013 Incentive Plan as of January 6, 2014. See “Executive Compensation—Proposed Compensation—IPO Date Equity-Based Awards” and “Executive Compensation—Proposed Compensation—Conversion of Existing Long-Term Incentives in 6922767 Holding (Cayman) Inc.”

Principal Shareholders

The following table sets forth information regarding beneficial ownership immediately following this offering by (1) each person known to us to beneficially own more than 5% of any class of the outstanding voting securities of CHC Group Ltd., (2) each of our directors and named executive officers and (3) all of our directors and executive officers as a group.

The information set forth below regarding the number of our ordinary shares beneficially owned by the identified persons gives effect to the acquisition by such persons of such shares and units pursuant to this offering.

Beneficial ownership is determined in accordance with the rules of the SEC.

	Ordinary Shares Beneficially Owned
	Prior to the Offering		After the Offering Assuming Underwriters’ Option is Not Exercised		After the Offering Assuming Underwriters’ Option is Exercised in Full
Name of Beneficial Owner	Number	% of Class	Number	%	Number	%
CHC Cayman(1)	46,519,484	100.0	46,519,484	59.3	46,519,484	56.0
Directors and Executive Officers:
William J. Amelio(2)	—	—	397,561	*	397,561	*
Dod Wales(3)	—	—	—	—	—	—
Francis S. Kalman	—	—	—	—	—	—
Jeffrey K. Quake(3)	—	—	—	—	—	—
John Mogford(3)	—	—	—	—	—	—
Jonathan Lewis	—	—	—	—	—	—
William E. Macaulay(3)	—	—	—	—	—	—
Peter Bartolotta(4)	—	—	114,694	*	114,694	*
Joan S. Hooper(5)	—	—	74,785	*	74,785	*
Michael J. O’Neill(6)	—	—	74,785	*	74,785	*
Michael Summers(7)	—	—	74,785	*	74,785	*
Directors and executive officers as a group (11 persons)	—	—	736,610	*	736,610	*

*	Represents beneficial ownership of less than 1% of the outstanding ordinary shares.
(1)	The issued and outstanding equity securities of CHC Cayman consist of 1,870,561,417 of Ordinary A shares, 7,859,869 of Ordinary B shares, one Adjustable C share and 313,000 of Special shares. Funds affiliated with First Reserve own an approximate 98.7% economic and voting interest in CHC Cayman. 1,845,561,417 Ordinary A shares of CHC Cayman are held by Horizon Alpha Limited, or Horizon Alpha, FR XI Horizon Co-Investment I, L.P., or FR XI Horizon Co-Investment I, and FR XI Horizon Co-Investment II, L.P., or FR XI Horizon Co-Investment II. The equity interests of Horizon Alpha are held by First Reserve Fund XII, L.P., or First Reserve Fund XII, FR XII-A Parallel Vehicle, L.P., or FR XII-A and FR Horizon AIV, L.P., or FR Horizon AIV. The general partner of First Reserve Fund XII and FR XII-A is First Reserve GP XII, L.P., whose general partner is First Reserve GP XII Limited. The general partner of FR Horizon AIV is FR Horizon GP, L.P. and the general partner of FR Horizon GP, L.P. is FR Horizon GP Limited. Each of First Reserve GP XII Limited and FR Horizon GP Limited is wholly-owned by First Reserve’s senior managing directors. The general partner of each of FR XI Horizon Co-Investment I and FR XI Horizon Co-Investment II is FR XI Offshore GP Limited. The members of FR XI Offshore GP Limited are First Reserve’s senior managing directors. Each of such First Reserve entities may be deemed to beneficially own the shares beneficially owned by Horizon Alpha, FR XI Horizon Co-Investment I and FR XI Horizon Co-Investment II directly or indirectly controlled by it, but each disclaims beneficial ownership of such shares. The address of each of the entities listed in this footnote is c/o First Reserve Management, L.P., One Lafayette Place, Greenwich, Connecticut 06830. Immediately following the completion of this offering, funds affiliated with First Reserve will own an approximate 58.5% indirect economic and voting interest in CHC Group Ltd. through CHC Cayman. CHC Cayman’s ownership percentages after the offering do not take into account Founders’ Grants and First Annual Awards to be issued to our officers under the 2013 Incentive Plan, as set forth in “Executive Compensation—Proposed Compensation—IPO Date Equity-Based Awards,” and other shares to be issued to them as a result of their acceptance of the exchange offer referenced in “Executive Compensation—Proposed Compensation—Conversion of Existing Long-Term Incentives in CHC Cayman.”
(2)	In addition to the amounts listed in the table, Mr. Amelio holds 2,000,000 Ordinary B shares of CHC Cayman purchased in connection with joining us for an aggregate cash subscription price of $2,000,000. At the time of this offering, Mr. Amelio will receive a Founders’ Grant worth $3,594,720 and a First Annual Award worth $3,750,000 under the 2013 Incentive Plan, as set forth in “Executive Compensation—Proposed Compensation—IPO Date Equity-Based Awards.”
(3)	Messrs. Mogford, Wales, Macaulay and Quake are each employees of First Reserve, but each disclaims beneficial ownership of the shares beneficially owned by First Reserve. The address for Messrs. Wales, Macaulay and Quake is c/o First Reserve Management, L.P., One Lafayette Place, Greenwich, Connecticut 06830.
(4)	In addition to the amounts listed in the table, Mr. Bartolotta holds (a) 132,040 vested Restricted Stock Units of CHC Cayman and (b) 481,928 Ordinary B shares of CHC Cayman purchased in connection with joining us for an aggregate cash subscription price of $400,000. At the time of this offering, Mr. Bartolotta will receive a Founders’ Grant worth $1,026,230 and a First Annual Award worth $1,000,000 under the 2013 Incentive Plan, as set forth in “Executive Compensation—Proposed Compensation—IPO Date Equity-Based Awards.”

(5)	In addition to the amounts listed in the table, Ms. Hooper holds (a) 33,010 vested Restricted Stock Units of CHC Cayman and (b) 120,482 Ordinary B shares of CHC Cayman purchased in connection with joining us for an aggregate cash subscription price of $100,000. At the time of this offering, Ms. Hooper will receive a Founders’ Grant worth $165,475 and a First Annual Award worth $1,000,000 under the 2013 Incentive Plan, as set forth in “Executive Compensation—Proposed Compensation—IPO Date Equity-Based Awards.”
(6)	In addition to the amounts listed in the table, Mr. O’Neill holds (a) 66,020 vested Restricted Stock Units of CHC Cayman and (b) 240,964 Ordinary B shares of CHC Cayman purchased in connection with joining us for an aggregate cash subscription price of $200,000. At the time of this offering, Mr. O’Neill will receive a Founders’ Grant worth $733,891 and a First Annual Award worth $700,000 under the 2013 Incentive Plan, as set forth in “Executive Compensation—Proposed Compensation—IPO Date Equity-Based Awards.”
(7)	In addition to the amounts listed in the table, Mr. Summers holds (a) 33,010 vested Restricted Stock Units of CHC Cayman and (b) 120,482 Ordinary B shares of CHC Cayman purchased in connection with joining us for an aggregate cash subscription price of $100,000. At the time of this offering, Mr. Summers will receive a Founders’ Grant worth $733,891 and a First Annual Award worth $700,000 under the 2013 Incentive Plan, as set forth in “Executive Compensation—Proposed Compensation—IPO Date Equity-Based Awards.”

CHC has filed a registration statement (including the Preliminary Prospectus) and the January 13, 2014 FWP with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents CHC has filed with the SEC, including the January 13, 2014 FWP, for more complete information about CHC and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, a copy of the Preliminary Prospectus and the January 13, 2014 FWP may be obtained from the offices of J.P. Morgan Securities LLC c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, or by calling 1 (866) 803-9204; Barclays Capital Inc. c/o Broadridge Financial Services, 1155 Long Island Avenue, Edgewood, New York 11717, Phone 1 (888) 603-5847, email: barclaysprospectus@broadridge.com; or UBS Securities LLC Attention: Prospectus Department 299 Park Avenue, New York, New York 10171 or by calling 1 (888) 827-7275.